

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2022

Georges Gemayel, Ph.D.
Interim President and Chief Executive Officer
Gemini Therapeutics, Inc. /DE
297 Boston Post Road #248
Wayland, MA 01778

Re: Gemini Therapeutics Inc.
Registration Statement on Form S-4, as amended
Exhibit Nos. 10.2, 10.3 and 10.22
Filed December 1, 2022
File No. 333-267276

Dear Dr. Gemayel:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance